EXHIBIT 99.8

Consent of Independent Registered Public Accounting Firm

We consent to the use of our reports dated April 1, 2024 relating to the financial statements of Northern Dynasty Minerals Ltd. (“Northern Dynasty”) and the effectiveness of Northern Dynasty’s internal control over financial reporting appearing in this Annual Report on Form 40-F for the year ended December 31, 2023.

/s/Deloitte LLP

Chartered Professional Accountants

Vancouver, Canada

April 1, 2024